UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             SUPERIOR SERVICES, INC.
                                (Name of Issuer)

                               Common Stock, $0.01
                         (Title of Class of Securities)

                                   868316 10 0
                                 (CUSIP Number)

       10150 West National Avenue, Suite 350, West Allis, Wisconsin 53227
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  June 27, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No. 868316 10 0


       1    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Raymond M. Cash          SS ###-##-####

       2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [X]
                                                                     (b)  [_]
       3    SEC USE ONLY


       4    SOURCE OF FUNDS*
                           OO - Issued by Company in acquisition transaction

       5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                         [_]


       6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States


       NUMBER OF       7   SOLE VOTING POWER

                                1,510,300; 7.8%
         SHARES

      BENEFICIALLY     8   SHARED VOTING POWER

                                Not applicable
        OWNED BY

          EACH         9   SOLE DISPOSITIVE POWER

                                1,510,300; 7.8%
       REPORTING

         PERSON       10   SHARED DISPOSITIVE POWER

          WITH                  Not applicable


      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 Total     1,510,300

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [_]


      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.8%

      14    TYPE OF REPORTING PERSON*

                 IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

             The undersigned's Schedule 13D dated July 7, 1997 ("Schedule 13D"), is being filed pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"). The entire
   Schedule 13D is set forth below.


   Item 1.   Security and Issuer

   Name of Insurer: Superior Services, Inc. ("Company")

   Address of Issuer's Principal Executive Offices:
             10150 West National Avenue
             Suite 350
             West Allis, Wisconsin 53227

   Title of Class of Equity Securities:
             Common Stock, $.01 par value ("Company Stock")

   Item 2.   Identity and Background

   (a)  Name of Person Filing: Raymond M. Cash

   (b)  Business Address:   4696 Oakdale Road
                            Smyrna, Georgia 30080

   (c)  Principal Occupation and Name, Address and Principal Business of
        Employer:

             Chairman of Bone-Dry Enterprises, Inc., a non-hazardous liquid waste collection and disposal Georgia corporation, located at 4696 Oakdale Road, Smyrna, Georgia 30080.

   (d)  No

   (e)  No

   (f)  Citizenship:  United States



   Item 3.   Source and Amount of Funds or Other Consideration

             Issued by Company in acquisition transaction in exchange for shares of acquired company beneficially owned by the undersigned.

   Item 4.   Purpose of Transaction

             All shares of Company Stock which the undersigned beneficially owns were issued by Company in an acquisition transaction. Further, all shares of Company Stock which the undersigned beneficially owns are currently being held for investment purposes only. The undersigned has no current plans or proposals which would relate to or result in any of the events or effects described in the subparagraphs (a) through (j) of Item 4.

   Item 5.   Interest in Securities of the Issuer

   (a)  The aggregate number and percentage of Company Stock to which this
   Schedule 13D relates is 1,510,300 shares of Company Stock representing 7.8% of the 19,252,198 shares of Company Stock outstanding as of June 27, 1997. The Company Stock to which this Schedule 13D relates is beneficially owned as follows:

                                                 Shares of     % of Class of
             Name                               Common Stock   Common Stock

        Raymond M. Cash                           549,326          2.8
        The Cash Family Limited Partnership       960,974          5.0

        The undersigned is the sole shareholder and director of Cash Resources, Inc. the corporate and sole general partner of The Cash Family Limited Partnership and, as such, is vested with all of the rights, powers and privileges associated with record and beneficial ownership of the shares of Company Stock owned by The Cash Family Limited Partnership including without limitation (i) the power to sell, transfer or dispose of such shares of Company Stock, and (ii) the exclusive right to vote such shares of Company Stock in his sole discretion in all matters on which such shares of Company Stock are entitled to vote.

   (b)  Number of shares of Company Stock as to which the undersigned has:

        (i)  sole power to vote or to direct the vote               1,510,300

        (ii) shared power to vote or to direct the vote                     0

        (iii)sole power to dispose or to direct the
             disposition of                                         1,510,300

        (iv) shared power to dispose or to direct the
             disposition of                                                 0

   (c) On June 27, 1997, the undersigned received beneficially 1,510,300 shares of Company Stock issued by Company in an acquisition transaction for his beneficial interest in the acquired company.

   (d)  Not applicable.

   (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The undersigned is the sole shareholder and director of Cash Resources, Inc. the corporate and sole general partner of The Cash Family Limited Partnership which owns of record 960,974 shares of Company Common Stock. As the sole shareholder and director of Cash Resources, Inc., the undersigned is vested with all of the rights, powers and privileges associated with record and beneficial ownership of the shares of Company Stock owned by The Cash Family Limited Partnership including without limitation (i) the power to sell, transfer or dispose of such shares of Company Stock, and (ii) the exclusive right to vote such shares of Company Stock in his sole discretion in all matters on which such shares of Company Stock are entitled to vote.

        Pursuant to the acquisition transaction under which the undersigned was issued all of the shares of Company Stock that he beneficially owns, the undersigned has agreed not to sell, transfer or convey any of such shares of Company Stock until after the date which is one business day after the public dissemination by Company of its results of operations for the period which includes at least 30 days of combined consolidated operations of the Company and its subsidiaries on one hand and the businesses, the subject of the acquisition transaction on the other hand, from and after June 27, 1997.

   Item 7.   Material to be Filed as Exhibits.

             None.

   SIGNATURE.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   July 7, 1997
   Date


   /s/ Raymond M. Cash
   Raymond M. Cash